                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 13G


                              (Amendment No. 5)*


                               BWAY Corporation
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 112004  10  6
-------------------------------------------------------------------------------
                                (CUSIP Number)

                               December 31, 2000
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this statement is filed:

           [_] Rule 13d-1(b)

           [_] Rule 13d-1(c)

           [X] Rule 13d-1(d)
________________________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of 8 Pages
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-----------------------                                    -------------------
 CUSIP No. 112004 10 6                 13G                  Page 2 of 8 Pages
-----------------------                                    -------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Mary Lou Hayford

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,861,273 (See Item 4)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,861,273 (See Item 4)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,267,386 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                   [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      23.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    -------------------
 CUSIP No. 112004 10 6                 13G                  Page 3 of 8 Pages
-----------------------                                    -------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Warren J. Hayford

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            406,113 (See Item 4)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             406,113 (See Item 4)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      2,267,386 (See Item 4)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                   [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      23.9%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    -------------------
 CUSIP No. 112004 10 6                 13G                  Page 4 of 8 Pages
-----------------------                                    -------------------

Item 1(a)  Name of Issuer:
           --------------

           BWAY Corporation (the "Company")

Item 1(b)  Address of Issuer's Principal Executive Offices:
           -----------------------------------------------

           8607 Roberts Drive, Suite 250
           Atlanta, Georgia 30350

Item 2(a)  Name of Persons Filing:
           ----------------------

           Mary Lou Hayford
           Warren J. Hayford

Item 2(b)  Address of Principal Business Office or, if none, Residence:
           -----------------------------------------------------------

           The address of the principal business office of each of the Reporting Persons is c/o BWAY Corporation, 8607 Roberts Drive, Suite 250, Atlanta, Georgia 30350.

Item 2(c)  Citizenship:
           -----------

           Both Mary Lou Hayford and Warren J. Hayford are citizens of the United States of America.

Item 2(d)  Title of Class of Securities:
           ----------------------------

           Common Stock, par value $0.01 per share ("Common Stock").

Item 2(e)  CUSIP No.:
           ---------

           112004  10  6

Item 3     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
           (c), check whether the person filing is a:

           Neither Reporting Person is one of the listed alternatives.

Item 4     Ownership (as of December 31, 2000):
           -----------------------------------

           (a) Amount Beneficially Owned: 2,267,386/1/

           (b) Percent of Class: 23.9%/1,2/

-----------------------                                    -------------------
 CUSIP No. 112004 10 6                 13G                  Page 5 of 8 Pages
-----------------------                                    -------------------

           (c)  Number of shares as to which Mary Lou Hayford has:

                (i)   sole power to vote or to direct the vote: 1,861,273/1/

                (ii)  shared power to vote or to direct the vote: 0

                (iii) sole power to dispose or to direct the disposition of:
                      1,861,273/1/

                (iv)  shared power to dispose or to direct the disposition of: 0


                Number of shares as to which Warren J. Hayford has:

                (i)   sole power to vote or to direct the vote: 406,113/1/

                (i)   shared power to vote or to direct the vote: 0

                (ii)  sole power to dispose or to direct the disposition of:
                      406,113/1/

                (iii) shared power to dispose or to direct the disposition of: 0

Item 5     Ownership of Five Percent or Less of a Class:
           --------------------------------------------

           Not applicable.

Item 6     Ownership of More Than Five Percent on Behalf of Another Person:
           ---------------------------------------------------------------

           Not applicable.

________________________

     /1/ Of the total number of shares shown as beneficially owned by the Reporting Persons, 1,861,273 are owned directly by Mary Lou Hayford, 92,918 are owned directly by Warren J. Hayford and 313,195 are subject to options owned directly by Mr. Hayford. Mr. Hayford and Mrs. Hayford are husband and wife. Each Reporting Person disclaims beneficial ownership of the shares (and shares subject to options) owned directly by his or her spouse.

     /2/ Based on (a) the 9,184,918 shares of Common Stock outstanding as of December 31, 2000 and (b) the 313,195 shares of Common Stock subject to options owned directly by Mr. Hayford that are exercisable within 60 days of December 31, 2000. These shares subject to options are considered outstanding for purposes of determining the percent of class held by the Reporting Persons pursuant to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended.

-----------------------                                    -------------------
 CUSIP No. 112004 10 6                 13G                  Page 6 of 8 Pages
-----------------------                                    -------------------

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
           ------------------------------------------------------------

           Not applicable.

Item 8     Identification and Classification of Members of the Group:
           ---------------------------------------------------------

           Not applicable.

Item 9     Notice of Dissolution of Group:
           ------------------------------

           Not applicable.

Item 10    Certification:
           -------------

           Not applicable.

-----------------------                                    -------------------
 CUSIP No. 112004 10 6                 13G                  Page 7 of 8 Pages
-----------------------                                    -------------------

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 6, 2001



                                    /s/  Mary Lou Hayford
                                    ---------------------
                                    Mary Lou Hayford



                                    /s/ Warren J. Hayford
                                    ---------------------
                                    Warren J. Hayford

-----------------------                                    -------------------
 CUSIP No. 112004 10 6                 13G                  Page 8 of 8 Pages
-----------------------                                    -------------------

                                                                       Exhibit A
                                                                       ---------

             AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

     (i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

     (ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 6, 2001



                                    /s/  Mary Lou Hayford
                                    ---------------------
                                    Mary Lou Hayford



                                    /s/ Warren J. Hayford
                                    ---------------------
                                    Warren J. Hayford